[Indiana Community Bancorp Letterhead]

July 21, 2011

U.S. Securities and Exchange Commission Division of Corporation Finance
Attn: Amit Pande
100 F Street, N.E.
Washington, D.C. 20549-4720

RE:	Indiana Community Bancorp
Form 10-K for the fiscal year ended December 31, 2010
File No. 000-18847

Dear Mr. Pande:

We have received your letter dated July 11, 2011, detailing results of your office's review of the supplemental response of Indiana Community Bancorp (the "Company") dated June 8, 2011, to your May 18, 2011 comment letter. On behalf of the Company below are our responses to those comments. For your convenience, I have reproduced your comments and request for information in bold below followed by our responses in regular type.

Form 10-K for fiscal Year Ended December 31, 2010
Provision for Loan Loss, page 10

1.
We note your response to comment 1 in your letter dated June 8, 2011. Based on your response, it is unclear to us whether certain nonaccrual TDR's were disclosed as TDR's. Please revise future filings to disclose all loans that meet the criteria to be classified as a TDR, separately disclosing the amount that are on accrual and nonaccrual status.

Response: In future filings the Company will disclose the following:
The total amount of TDR loans is $xx as of the current period end. Of these loans $xx are on non accrual status and are classified as non accrual loans within non performing loans. The remaining TDR loans total $xx and are accruing interest in accordance with their modified terms. The accruing TDR loans are classified as TDR loans within non performing loans.  Comparatively, the total amount of TDR loans was $xx as of the December 31, 20XX. Of these loans $xx are on non accrual status and were classified as non accrual loans within non performing loans. The remaining TDR loans totaled $xx and were accruing interest in accordance with their modified terms. The accruing TDR loans were classified as TDR loans within non performing loans.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies —Allowance for Loan Losses page 28

2.
We note your response and proposed disclosure related to comments 7 and 8 in your letter dated June 8, 2011. Please revise future filings to quantify the qualitative/environmental portion of the allowance assigned to each loan segment at each period end presented.

Response: In future filings the Company will disclose the following in the MD&A discussion:
The allowance for loan losses consists of three components. The amount of reserves assigned based on historical loss rates, specific reserves assigned to individual loans and the qualitative/environmental allocation. Please see note 1 to the financial statements for a discussion of each of these components. The following table indicates the portion of the allowance for loan loss management has allocated, by component, to each loan type.

As Of	Dec 20xx	Dec 20xx	Dec 20xx	Dec 20xx	Dec 20xx
Residential mortgage loans
Allowance based on historical loss rates	$ xx	$ xx	$ xx	$ xx	$ xx
Specific allowance assigned to individual loans	xx	xx	xx	xx	xx
Qualitative/environmental allowance	xx	xx	xx	xx	xx
Total allowance for residential mortgages	xx	xx	xx	xx	xx
Commercial and commercial mortgage loans
Allowance based on historical loss rates	xx	xx	xx	xx	xx
Specific allowance assigned to individual loans	xx	xx	xx	xx	xx
Qualitative/environmental allowance	xx	xx	xx	xx	xx
Total allowance for commercial and commercial mortgage loans
Second and home equity loans
Allowance based on historical loss rates	xx	xx	xx	xx	xx
Specific allowance assigned to individual loans	xx	xx	xx	xx	xx
Qualitative/environmental allowance	xx	xx	xx	xx	xx
Total allowance for second and home equity loans
Other consumer loans
Allowance based on historical loss rates	xx	xx	xx	xx	xx
Specific allowance assigned to Individual loans	xx	xx	xx	xx	xx
Qualitative/environmental allowance	xx	xx	xx	xx	xx
Total allowance for other consumer loans

Total Allowance for Loan Losses	$ xx	$ xx	$ xx	$ xx	$ xx

3.
We note your response and proposed disclosure related to comment 12 in your letter dated June 8, 2011. For loans in which you measure impairment based on the present value of discounted cash flows, please revise future filings to clarify how you record the increase in the present value of cash flows due to the passage of time. If you record the increase in interest income, please disclose the amount recorded for each period presented. Refer to MC 310-10-50-19.

Response: In future filings we will disclose that for impaired loans where the Company utilizes the present value of expected future cash flows to determine the level of impairment, the Company reports the entire change in present value as bad-debt expense. The Company does not record any increase in the present value of cash flows as interest income.

On behalf of the Bancorp, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (812) 373-7379, or our outside counsel, Claudia V. Swhier, at (317) 231-7231.

Sincerely, /s/ Mark T. Gorski
Mark T. Gorski
Executive Vice President and Chief Financial Officer

cc:	John K. Keach, Jr.
Claudia V. Swhier, Esq.